Filed Pursuant to Rule 433

Registration No. 333-219092

October 23, 2017

BB&T Corporation

Pricing Term Sheet

October 23, 2017

Medium-Term Notes, Series G (Senior)

$300,000,000

Senior Floating Rate Notes due February 1, 2021

Issuer	BB&T Corporation

Security	Senior Floating Rate Notes due February 1, 2021

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$300,000,000

Security Type	SEC Registered Medium-Term Notes, Series G (Senior)

Maturity	February 1, 2021

Benchmark	3-month USD LIBOR

Benchmark Spread	22 bps

Interest Rate	3-month USD LIBOR + 22 bps

Payment Frequency	Quarterly

Reset Frequency	Quarterly

Day Count Convention	Actual/360, modified following

Redemption Date	January 1, 2021

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. BB&T Corporation shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Senior Floating Rate Notes.

Price to Public	100% of face amount

Proceeds (Before Expenses) to Issuer	$299,700,000 (99.900%)

Interest Payment Dates	February 1, May 1, August 1 and November 1, commencing February 1, 2018 (long first interest period)

Interest Reset Dates	February 1, May 1, August 1 and November 1 of each year

Trade Date	October 23, 2017

Settlement Date	October 26, 2017 (T+3)

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FBA0 / US05531FBA03

Joint Book-Running Managers	BB&T Capital Markets, a division of BB&T Securities, LLC Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BB&T Capital Markets, a division of BB&T Securities, LLC toll-free at (844) 499-2713, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or UBS Securities LLC toll-free at (888) 827-7275.